November 5, 2013

Via EDGAR

James O’Connor, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	StoneCastle Financial Corp.
Registration Statement on Form N-2
File Nos. 333-189307 and 811-22853

Dear Mr. O’Connor:

StoneCastle Financial Corp. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 4 p.m., Eastern Standard Time, on November 6, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Daniel L. McAvoy of Nixon Peabody LLP at (212) 940-3112.

152 West 57th Street, 35th Floor, New York, NY 10019 | (212) 354-6500

Sincerely,

STONECASTLE FINANCIAL CORP.

By:	/s/ Joshua S. Siegel
Name: Joshua S. Siegel
Title: Chief Executive Officer

152 West 57th Street, 35th Floor, New York, NY 10019 | (212) 354-6500

November 5, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	StoneCastle Financial Corp.
Registration Statement on Form N-2
File Nos. 333-189307 and 811-22853

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Keefe, Bruyette & Woods, Inc., as representative of the several underwriters, hereby joins in the request of StoneCastle Financial Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on Wednesday, November 6, 2013, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

1)	Date of preliminary prospectus: October 18, 2013

2)	Dates of distribution: October 21, 2013 – November 6, 2013

3)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 11

4)	Number of prospectuses distributed: approximately 5,000

We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Allen G. Laufenberg
Allen G. Laufenberg
Managing Director